 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Dietrich, Mark M. (Last) (First) (Middle) 300 Park Boulevard, Suite 405 (Street) Itasca, IL 60143 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol First Midwest Bancorp, Inc. FMBI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 31, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           EVP, Chief Operations Officer, First Midwest Bank
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				1,875	D
Common Stock				5,417 (1)	I	By NQ Stock Option Gain Deferral Plan Tr
Common Stock				8,164 (2)	I	By Profit Sharing Plan Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Dietrich, Mark M. - December 31, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock under NQ Retirement Plan	1-for-1	12/31/2002	A |	(A) 272	Immed. | (3)	Common Stock - 272	$26.55	729	D
Non-Qualified Stock Option (right to buy)	$22.73				07/04/2001 | 12/15/2005	Common Stock - 2,853		2,853	D
Non-Qualified Stock Option (right to buy)	$22.73				07/04/2001 | 02/21/2006	Common Stock - 984		984	D
Non-Qualified Stock Option (right to buy)	$21.83				varies (4) | 08/18/2009	Common Stock - 1,865		1,865	D
Non-Qualified Stock Option (right to buy)	$18.40				varies (5) | 02/16/2010	Common Stock - 9,947		9,947	D
Non-Qualified Stock Option (right to buy)	$30.27				10/25/2002 | 02/16/2010	Common Stock - 1,875		1,875	D
Non-Qualified Stock Option (right to buy)	$22.50				varies (6) | 02/21/2011	Common Stock - 11,066		11,066	D
Non-Qualified Stock Option (right to buy)	$28.70				varies (7) | 02/20/2012	Common Stock - 9,409		9,409	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: By Barbara E. Briick, Attorney in-fact ________________________________ 12-31-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Dietrich, Mark M. - December 31, 2002
Form 4 (continued)
FOOTNOTE Descriptions for First Midwest Bancorp, Inc. FMBI

Form 4 - December 31, 2002

Mark M. Dietrich
300 Park Boulevard, Suite 405

Itasca, IL 60143
Explanation of responses:

(1)   Between August 29, 2002 and December 31, 2002 the reporting person acquired 33 shares of First Midwest common stock pursuant to the dividend reinvestment feature under the First Midwest Bancorp, Inc. Non-Qualified Gain Deferral Plan. The information in this report is based on a plan statement dated November 30, 2002.
(2)   Between August 29, 2002 and December 31, 2002 the reporting person acquired 92 shares of First Midwest Bancorp, Inc. common stock under the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan. The information in this report is based on a plan statement dated November 30, 2002.
(3)   Shares of phantom stock are payable in cash following the termination of the reporting person's employment with First Midwest Bancorp, Inc.
(4)   The stock option vests in two equal annual installments beginning on August 18, 2001.
(5)   The stock option vests in two equal annual installments beginning on February 16, 2002.
(6)   The stock option vests in two equal annual installments beginning on February 21, 2003.
(7)   The stock option vests in two equal annual installments beginning on February 20, 2004.

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